SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        HISPANIC TELEVISION NETWORK, INC.
                        ---------------------------------
                                (Name of Issuer)

              formerly known as, AMERICAN INDEPENDENT NETWORK, INC.
              -----------------------------------------------------
                           (Former name of registrant)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   43357C 10 2
                                 (CUSIP Number)

Douglas K. Miller, 3113 S. University Drive, 6th Floor, Forth Worth, Texas 76109
                                 (817) 927-0050
                      (Name, Address, and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 15, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO.  43357C  10  2                                      Page 2 of 6 Pages
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     1     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE
           PERSONS:

           James A. Ryffel and Woodcrest Capital, L.L.C.
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                           (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY
--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
           OO and PF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           U.S.A.
--------------------------------------------------------------------------------
 NUMBER  OF         7    SOLE  VOTING  POWER                23,422,712
  SHARES          --------------------------------------------------------------
BENEFICIALLY        8     SHARED  VOTING  POWER             -0-
OWNED BY EACH    --------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER            23,422,712
PERSON   WITH     --------------------------------------------------------------
                   10     SHARED  DISPOSITIVE  POWER        -0-
--------------------------------------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY
            EACH  REPORTING  PERSON                         23,422,712

This amount includes all of the 12,728,712 Shares owned by Woodcrest Capital, L.L.C. which is 75% owned by Mr. Ryffel, who is the control person of Woodcrest Capital, L.L.C.

--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)      [_]

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CUSIP  NO.  43357C  10  2                                      Page 3 of 6 Pages
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     13     PERCENT  OF  CLASS  REPRESENTED
            BY  AMOUNT  IN  ROW  (11)                       29.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     IN and OO
--------------------------------------------------------------------------------

CUSIP  No.  43357C  10  2                                   Page  4  of  6

ITEM  1     Security  and  Issuer

This  statement  is filed with respect to Shares of common stock par value $0.01
(the "Shares") of Hispanic Television Network, Inc. (formerly, American Independent Network, Inc.)("HTVN ", the "Company", the "Registrant" or the "Issuer"), whose address is 6125 Airport Freeway, Suite 200
Haltom  City,  Texas  76117.

ITEM  2.     Identity  and  Background
As  to  James  A.  Ryffel:

     (a)  James A. Ryffel ("Mr. Ryffel")

     (b) Business address: 3113 S. University Drive, 6th Floor, Forth Worth, Texas 76109.

     (c) Mr. Ryffel is a Director of HTVN, which operates a television network, whose address is 6125 Airport Freeway, Suite 200 Haltom City, Texas 76117, President of Woodcrest Enterprises, Inc., a real estate firm, and principal member of Woodcrest Capital, L.L.C., which invests in media companies whose address is 3113 S. University Drive, 6th Floor, Forth Worth, Texas 76109.

     (d)  Mr. Ryffel has not,  during the last five years,  been  convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mr. Ryffel was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  U.S.A.

As  to  Woodcrest  Capital,  L.L.C.

     (a)  Woodcrest Capital, L.L.C. ("Woodcrest")

     (d) Business address: 3113 S. University Drive, 6th Floor, Forth Worth, Texas 76109.

     (e) Woodcrest is a Texas limited liability company that invests in media companies.

     (d)  Woodcrest  has not,  during the last five years,  been  convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Woodcrest was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     As to 23,403,712 of these Shares: On December 15, 1999, the merger of HTVN and Hispano Television Ventures, Inc. became effective. Mr. Ryffel was a shareholder of Hispano Television Ventures, Inc. Woodcrest Capital, L.L.C. was also a shareholder of Hispano Television Ventures, Inc. Mr. Ryffel was the control person of Hispano Television Ventures, Inc. As a result of the merger, Mr. Ryffel and Woodcrest Capital, L.L.C. exchanged their shares of Hispano Television Ventures, Inc. for Shares of HTVN.

     As to 19,000 of these Shares, Mr. Ryffel paid cash from his own personal funds.

CUSIP  No.  43357C  10  2                                   Page  5  of  6

ITEM  4.     Purpose  of  Transaction

     Mr. Ryffel was a control person of Hispano Television Ventures, Inc. The shareholders of HTVN and the shareholders of Hispano Television Ventures, Inc. voted to merge. HTVN is the surviving entity. Mr. Ryffel acquired these securities as a result of the merger and as result of open market purchases of HTVN Shares. Mr. Ryffel is now a control person and director of HTVN. Mr. Ryffel was elected as a Director by the shareholders of HTVN. Mr. Ryffel and Woodcrest may acquire more Shares of HTVN by open market purchase or through private transactions.

     (a) Mr. Ryffel and Woodcrest may, from time to time, acquire additional securities of HTVN for investment purposes. In connection with Mr. Ryffel's position as Director of HTVN, Mr. Ryffel could receive options to acquire Shares of common stock of HTVN under a compensation plan, although no such plan presently exists.

     (b) Mr. Ryffel and Woodcrest have no present plans or proposals for an extraordinary corporate transaction involving HTVN.

     (c) Mr. Ryffel and Woodcrest have no present plans or proposals involving the sale or transfer of a material amount of assets of HTVN or any of its subsidiaries.

     (d) Mr. Ryffel and Woodcrest have no present plans or proposals involving any change in the present board of directors or management of HTVN, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e) Mr. Ryffel and Woodcrest have no present plans or proposals for material change in the present capitalization or dividend policy of HTVN.

     (f) Mr. Ryffel and Woodcrest have no present plans or proposals for material change in HTVN's business or corporate structure.

     (g) Mr. Ryffel and Woodcrest have no present plans or proposals for changes in HTVN's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of HTVN by any person.

     (h) Mr. Ryffel and Woodcrest have no present plans or proposals for causing a class of securities of HTVN to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Mr. Ryffel and Woodcrest have no present plans or proposals for a class of securities of HTVN becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) Mr. Ryffel and Woodcrest have no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.     43357C  10  2                                   Page  6  of  6

ITEM  5.  Interest  in  Securities  of  the  Issuer
As  to  Mr.  Ryffel:

     (a) Mr. Ryffel is the beneficial owner of 23,422,712 Shares of HTVN, which represents 29.9% of the class of securities.


     (b) Mr. Ryffel has sole voting and dispositive power for all of the 23,422,712 Shares of HTVN.

     (c) All of the transactions described herein occurred during the last 60 days. All of the Shares of which Mr. Ryffel acquired beneficial ownership in connection with the merger were so acquired on December 15, 1999. The Shares which Mr. Ryffel acquired in open market purchases were so acquired as follows:

          On December 1, 1999, 4,000 Shares were purchased for $1.031 per Share.

          On December 13, 1999, 2,000 Shares were purchased for $1.688per Share.

          On December  14,  1999,  2,000  Shares were  purchased  for $1.781 per
          Share.

          On December  15, 1999,  10,500  Shares were  purchased  for $1.781 per
          Share.

          On December 15, 1999, 500 Shares were purchased for $1.75 per Share.

     (d) The Shares reported in this Schedule 130-D include all of the 12,728,712 Shares owned by Woodcrest Capital, L.L.C. which is 75% owned by Mr. Ryffel, who is the control person of Woodcrest Capital, L.L.C.

          Douglas K. Miller owns 25% of Woodcrest Capital, L.L.C. Mr. Miller has the right to receive or direct the receipt of 25% of the dividends from or proceeds of the sale of Shares owned by Woodcrest Capital, L.L.C., which represents Mr. Miller's interest in 3,182,178 Shares that are owned by Woodcrest Capital, L.L.C.

     (e)  Not applicable.

As  to  Woodcrest:

     (a) Woodcrest is the beneficial owner of 12,728,712 Shares of HTVN, which represents 16.3% of the class of securities.


     (e) Woodcrest has sole voting and dispositive power for all of the 12,728,712 Shares of HTVN.

     (f) All of the transactions described herein occurred during the last 60 days. All of the Shares of which Woodcrest acquired beneficial ownership in connection with the merger were so acquired on December 15, 1999.

     (g) The Shares reported in this Schedule 130-D include all of the 12,728,712 Shares owned by Woodcrest Capital, L.L.C. which is 75% owned by Mr. James A. Ryffel, who is the control person of Woodcrest Capital, L.L.C.

          James A. Ryffel owns 75% of Woodcrest Capital, L.L.C. Mr. Ryffel has the right to receive or direct the receipt of 75% of the dividends from or proceeds of the sale of Shares owned by Woodcrest Capital, L.L.C., which represents Mr. Ryffel's interest in 9,546,534 Shares that are owned by Woodcrest Capital, L.L.C.

          Douglas K. Miller owns 25% of Woodcrest Capital, L.L.C. Mr. Miller has the right to receive or direct the receipt of 25% of the dividends from or proceeds of the sale of Shares owned by Woodcrest Capital, L.L.C., which represents Mr. Miller's interest in 3,182,178 Shares that are owned by Woodcrest Capital, L.L.C.

     (e)     Not  applicable.


ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. Ryffel was elected as a Director by the shareholders of HTVN, and in such a capacity Mr. Ryffel may vote to issue Share of HTVN for business purposes.

          The Shares reported in this Schedule 130-D include all of the 12,728,712 Shares owned by Woodcrest Capital, L.L.C. which is 75% owned by Mr. James A. Ryffel, who is the control person of Woodcrest Capital, L.L.C.

          James A. Ryffel owns 75% of Woodcrest Capital, L.L.C. Mr. Ryffel has the right to receive or direct the receipt of 75% of the dividends from or proceeds of the sale of Shares owned by Woodcrest Capital, L.L.C., which represents Mr. Ryffel's interest in 9,546,534 Shares that are owned by Woodcrest Capital, L.L.C.

          Douglas K. Miller owns 25% of Woodcrest Capital, L.L.C. Mr. Miller has the right to receive or direct the receipt of 25% of the dividends from or proceeds of the sale of Shares owned by Woodcrest Capital, L.L.C., which represents Mr. Miller's interest in 3,182,178 Shares that are owned by Woodcrest Capital, L.L.C.


ITEM  7.  Material  to  be  Filed  as  Exhibits

          Merger Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January  4,  2000              (signed) /s/  James  A.  Ryffel
-----------------                       ----------------------
     Date                               James  A.  Ryffel


                                        Woodcrest  Capital,  L.L.C.
January  4,  2000              (signed) /s/  James  A.  Ryffel
-----------------                       ----------------------
     Date                               James  A.  Ryffel,  Member